Peter Byrne

T: +1 212 479 6778

pbyrne@cooley.com

December 12, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Ryan Rohn

Re:	DHC Acquisition Corp.
Registration Statement on Form S-4
Filed October 17, 2023
File No. 333-275058

Ladies and Gentlemen:

On behalf of DHC Acquisition Corp. (“DHC” or the “Company”), the following information is in response to a letter, dated November 14, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed on October 17, 2023 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in italics below and the Company’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1.

Questions and Answers

What equity stake will current shareholders of DHC and BEN hold in New BEN after the closing?, page 9

1.

We note that your disclosure does not take into account redemptions but provides a cross reference to the Unaudited Pro Forma Condensed Combined Financial Statements. Please additionally provide a cross reference to your sensitivity analysis reflecting DHC shareholders’ equity ownership at minimum, maximum, and interim levels of redemption.

Response:

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

December 12, 2023

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on page 9 of Amendment No. 1.

Risk Factors

Risks Related to DHC’s Business and the Business Combination, page 49

2.

We note that you are seeking to extend your termination date to May 4, 2024, a date which is 38 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to May 4, 2024, does not comply with this rule, or advise. Further, disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on page 60 of Amendment No. 1.

3.

With a view toward disclosure, please tell us whether your sponsor is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that Sponsor is not controlled by, and does not have substantial ties with, non-U.S. persons, and the Company does not believe that any of the facts or relationships with respect to the Business Combination would subject the proposed Business Combination to regulatory review by a U.S. government entity or authority, including review by CFIUS. Out of an abundance of caution, however, the Company has revised the disclosure on page 65 of Amendment No. 1 to disclose potential risks related to CFIUS.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

December 12, 2023

Page Three

The Initial Shareholders who own DHC Ordinary Shares and Private Warrants will not .. . ., page 52

4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 54 to 55 of Amendment No. 1.

5.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response:

In response to the Staff’s comment, the Company has added a risk factor to page 55 of Amendment No. 1 disclosing the potential conflict of interest with respect to waiving the corporate opportunities doctrine and indicating whether waiving the corporate opportunities doctrine impacted the Company’s search for an acquisition target and has also revised the disclosure on page 111 of Amendment No. 1.

6.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on page 51 of Amendment No. 1.

Risks Relating to Ownership of New BEN’s Common Stock Following the Business Combination

The market price and trading volume of New BEN Common Stock and New BEN Public Warrants may be highly volatile... , page 65

7.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Please include consistent revisions in each presentation of the sensitivity analysis.

Response:

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

December 12, 2023

Page Four

The Company respectfully acknowledges the Staff’s comment, advises the Staff that such deferred underwriting fees have been waived by the underwriters, and has revised disclosure on page 72 of Amendment No. 1 accordingly.

8.

We note that DHC has experienced a significant number of redemptions and could experience further redemptions in connection with the business combination. Please add a risk factor highlighting the impact that additional redemptions may have on your ability to fund the surviving company, including the likelihood that you will be unable to raise additional capital on favorable terms. Discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined entity.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 72 to 73 of Amendment No. 1.

Proposal 1—The Business Combination Proposal

Opinion of the DHC Financial Advisor, page 107

9.	Please disclose an explanation as to the reason the board sought to obtain a fairness opinion from Houlihan Capital.

Response:

As noted on page 112 of Amendment No. 1, the Company retained Houlihan Capital, LLC to act as its financial advisor on the basis of Houlihan Capital, LLC’s qualifications, expertise and reputation, its knowledge of, and involvement in, recent transactions in the industry in which the Company operates and its knowledge of the Company’s business and affairs. The Company respectfully acknowledges the Staff’s comment and has supplemented disclosure on page 112 of Amendment No. 1.

10.

We note that you reference forecasts prepared by BEN management, which your financial advisor relied upon when preparing its fairness opinion. Please revise to include those projections, along with any key assumptions underlying the provided projections. If multiple sets of projections were prepared, please clearly disclose this, along with the reason for relying upon the selected projections.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 to 115 of Amendment No. 1 to provide expanded disclosure surrounding the material assumptions and estimates underlying the financial projections. The Company further

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

December 12, 2023

Page Five

respectfully advises the Staff that the Company’s principal focus in reviewing the projected financial information of BEN for purposes of its valuation and investment decision related primarily to assume market penetration and its potential effect on revenues, subject to numerous assumptions. The Company respectfully submits that the Forecast provided to DHC and described in Amendment No. 1 represents the only forward-looking financial information that the DHC Board viewed as material in its evaluation of BEN and that would be material to investors.

11.

Please disclose the assumptions and limitations of the publicly traded companies that were identified for the Guideline Public Company Analysis by Houlihan Capital. For example, disclose whether the type of transaction was considered in selecting the companies. We note that the majority of the companies included in the analysis undertook a firm commitment underwritten offering rather than a SPAC initial business combination. Disclose whether you excluded companies that met the criteria and explain why each company was excluded. Finally, disclose the estimated enterprise value for each selected company in the analysis and disclose whether Houlihan Capital applied any discount factor to companies at a more advanced stage of development than BEN.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 115 to 118 of Amendment No. 1.

12.

We note that the forecasts prepared by BEN management assume the company will reach an implied ARR between $101,007,594 and $118,832,464 by fiscal year 2025. Please disclose how the board determined that this rate of sustained growth was reasonable considering that BEN has yet to generate material revenues. Your disclosure should clearly describe the basis for projecting this revenue growth and any contingencies that would affect it materializing.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on page 116 to 117 of Amendment No. 1.

Interests of Certain Persons in the Business Combination, page 112

13.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 28, 56, 111 and 119 of Amendment No. 1.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

December 12, 2023

Page Six

14.

Please clarify, if true, that the initial shareholders, the sponsor and its affiliates can earn a positive rate of return on their investment, even if other DHC public shareholders experience a negative rate of return in the post-business combination company.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 28, 56 and 119 of Amendment No. 1.

15.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 28, 56 and 119 of Amendment No. 1.

Information about BEN, page 166

16.

You state that BEN is “a next-generation provider of conversational AI avatar platforms.” Please revise to provide a clear and concise overview of BEN’s current and future business operations and include a timeline for generating revenue. Discuss the product offerings, use cases, and end customers and distinguish clearly between the products and services that currently comprise BEN’s operations and any future business activities or aspects of the business that are to be phased in at a later date. Disclose that BEN generated no revenues in 2023 and minimal revenues in 2022 which was attributable to BEN’s beta testing of its mobile advertising platform which appears to be unrelated to the conversational AI avatar platform.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the section of Amendment No. 1 entitled “Information About BEN.”

Our History, page 167

17.

We note that you have recently refocused your product development. Please revise to disclose, if true, that you are no longer pursuing the revenue generating mobile advertising platform described in your results of operations on page 182.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

December 12, 2023

Page Seven

Response:

The Company has revised the disclosure on page 175 of Amendment No. 1 to clarify that BEN’s mobile advertising platform has been discontinued.

Our Growth Strategies, page 172

18.

We note your reference to “long-term definitive agreements with industry leaders like CareGard.” Please describe the material terms of this agreement and file it as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that CareGard is an affiliate of AFG Companies, Inc. The Company has revised the disclosure on page 180 of Amendment No. 1 to clarify that BEN’s contractual relationship is with AFG Companies, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of BEN

Results of Operations

Comparison of the Six Months Ended June 30, 203 and 2022

General and administrative expenses, page 182

19.

We note your general and administrative expenses increased 640% compared to the prior year, primarily due to $4.3 million increase in stock-based compensation. Expand your disclosure to clarify the nature of this increase in stock-based compensation. Refer to Item 303(b)(2) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on page 189 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 197

20.

Please revise the notes to explain the nature of each adjustment in addition to their effect on the pro forma amounts. For example, adjustment K is establishing a liability for unpaid transaction fees which should be clearer as it results in a significant obligation and causes a working capital deficit. Another example is adjustment H which is due to modification of BENs capital structure (i.e., conversion of DHC Class B stock into DHC Class A). In this regard, the note should explain why the adjustment is occurring and why the accumulated deficit is being adjusted.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on page 205 of Amendment No. 1.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

December 12, 2023

Page Eight

BEN Executive Compensation, page 220

21.

Please revise to include compensation for BEN’s two most highly compensated executive officers other than the principal executive officer, who were serving as executive officers at the end of 2022. Refer to Item 402(m)(2)(ii) of Regulation S-K.

Response:

The Company respectfully advises the Staff that Mr. Luck, the Company’s principal executive officer, was the only executive officer of the Company at the end of 2022 pursuant to Rule 405.

22.

You disclose that Tyler Luck, your sole executive officer, received no compensation in 2022. Please revise to include any amounts that were provided to Mr. Luck by a third party where the purpose of the transaction was to furnish compensation to him. Further, Item 402(m) of Regulation S-K requires the compensation for two of the most highly compensated executive officers other than the principal executive officer. We note, for example, that Paul Chang, serves as BEN’s Global President. Please provide a detailed analysis as to why you believe that Mr. Chang does not qualify as an executive officer under Rule 405. Please confirm that you included the compensation for all executive officers, including any vice president in charge of a principal business unit, division or function.

Response:

The Company respectfully advises the Staff that no amounts were provided to Mr. Luck by a third party where the purpose of the transaction was to furnish compensation to him during 2022. The Company respectfully advises the Staff that Mr. Chang was not an executive officer during 2022. At such time, Mr. Chang was serving with the Company on an advisory basis pursuant to an Advisor Agreement dated May 15, 2021, as described in the registration statement. Mr. Chang formally joined the Company as its Global President pursuant to an employment agreement in May 2023, as also described in the registration statement. The Company has revised the language under the Executive Compensation section to make the timeline with respect to Mr. Chang’s roles clearer to investors. As Mr. Luck was the Company’s sole executive officer in 2022, the Company advises the staff that compensation for all executive officers for 2022 has been included. There was no vice president in charge of a principal business unit, division or function during 2022. The Company respectfully submits that Mr. Luck was its only executive officer as such term is defined under Rule 405 during 2022.

Security Ownership of Certain Beneficial Owners and Management, page 235

23.	Please identify the natural persons who have voting or dispositive power with respect to the shares held by DHC Sponsor LLC, Aristeia Capital, L.L.C., and Millenium Management LLC.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on pages 244 of Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F-46

24.	Please have your auditors revise their audit report to include the city and state from which the auditor’s report has been issued. Refer to PCAOB AS 3101.10.c.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that BEN’s auditors have revised their audit report to include the city and state from which such auditor’s report has been issued.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

December 12, 2023

Page Nine

Consolidated Statements of Operations, page F-48

25.	Please explain the nature of the Gain on debt extinguishment of $548,563 recognized in 2022. In this regard, we note your total liabilities as of December 31, 2021 was $290,261.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that BEN incurred additional expenses during the year ended December 31, 2022 which had further increased the balance of accounts payable. As disclosed in “Note D – Stockholders’ Equity” on pages F-59 to F-61 of Amendment No. 1, in the year ended December 31, 2022, BEN was able to satisfy $586,000 of accounts payable through the issuance of 2,431,000 shares of common stock. BEN recorded a gain on extinguishment of $548,563, which is included in other income on BEN’s Consolidated Statement of Operations.

Unaudited Condensed Consolidated Balance Sheets, page F-63

26.

We note that the number of common shares issued and outstanding as of June 30, 2023 as presented in the balance sheet does not match the number of common shares as of June 30, 2023 as presented in the Unaudited Consolidated Statements of Changes in Stockholders’ Equity (Deficit) on page F-65. Please advise or revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the difference in common shares is due to the early exercise of stock options. We additionally respectfully advise the Staff that BEN has revised its Unaudited Consolidated Statements of Changes in Stockholders’ Equity (Deficit) on page F-68 of Amendment No. 1 in response to the Staff’s comment.

Notes to Unaudited Condensed Consolidated Financial Statements

Note C—Acquisitions, page F-72

27.	Please address the following items related to your transaction with DM Lab:

•	Describe and disclose the nature of the Developed technology that was acquired in this transaction. Tell us whether the technology has been commercialized.

•	Explain in sufficient detail how you determined the Developed technology to be initially recognized at $17,678,370. Refer to FASB ASC 805-50-30.

•

Explain how you determined the fair value of your common shares to be $1 per share at the date of this transaction. Please reconcile this value to the $0.0154 per share that was determined in the valuation analysis that you received in 2022 as disclosed on page F-57.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

December 12, 2023

Page Ten

•

Explain how you determine that the Developed Technology intangible asset should have a useful life of 15 years. Tell us how you considered the effects obsolescence, competition, and rapid changes that may be occurring in the development of software products. That is, given the history of rapid changes in technology, software often has had a relatively short useful life.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that DM Lab was founded by Professor Hanseok Ko of Korea University’s Engineering Department. Professor Ko has been doing research on digital signal processing, natural language processing, speech recognition, computer vision, and artificial intelligence (“AI”) for over 20 years and is an author of over 700 published research papers on artificial intelligence. Since its inception in 2020, DM Lab has focused on how to develop various AI modules, integrate those modules, and create a friendly user interface to produce innovative products and services. DM Lab’s mission was to bring generative AI to the masses. DM Lab has been funded by grants, loans and investors since its inception. DM Lab has never generated revenue and had been working towards stabilizing the modules. At the time of acquisition, DM Lab had utilized Korea University’s patents covering understanding sounds and visual messages, processing them, and generating responses to the questions or situations verbally and visually to create a core AI technology with the ability to integrate all these features and AI functionality to work together in real-time. The AI technology acquired by BEN was not ready for commercialization since it was made primarily to demonstrate the AI technology’s capabilities. In order for the technology to be commercially viable, it has to be scaled to handle the necessary session volumes and allow configuration and customization of its components. While DM Lab created the core AI technology, BEN is utilizing that core AI technology to build an AI platform. Additional developments to help ensure security, data privacy, redundancy, and deployment flexibility were also required.

The total consideration transferred by BEN to acquire certain assets and assume certain liabilities of DM Lab was $16.3 million and consisted of 16,012,750 shares of the BEN Common Stock which has a fair value of $1.00 per share (or $16.0 million), cash consideration of $0.2 million and direct transaction costs of $0.1 million. Other than the Developed Technology intangible asset, BEN acquired computer equipment with a book value of approximately $44,000. BEN assumed total liabilities of $1.5 million which consisted of accounts payable, accrued expenses, and bank loans.

Since DM Lab is based in South Korea, the Bank of Korea requires registration of all cross-border transactions. As part of registering the transaction a valuation of DM Lab’s equity was performed by a third party to substantiate the stated purchase price in the Asset Purchase Agreement. Given DM Lab had no revenue and minimal tangible assets, BEN inferred the value of the Developed Technology to be $17.4 million. The excess cost of approximately $257,000 was allocated entirely to the Developed Technology intangible asset as an allocation to the only other eligible assets acquired, the computer equipment, was deemed immaterial.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

December 12, 2023

Page Eleven

BEN obtained a valuation report for the BEN Common Stock in 2022 and 2023 with a fair value, under the standard definition contained within ASC 820, of $0.10 per share and $1.00 per share, respectively. The amount disclosed on page F-57 of the Registration Statement was a typo and has been corrected on page F-76 of Amendment No. 1. The valuation consultant utilized a combination of precedent transactions (primarily private company transactions) and market based approaches (combination of completed M&A transactions and comparable public companies) to determine the fair values for a share of BEN Common Stock as of those dates. The increase in valuation between the periods was primarily as a result of the significant rise in valuations and transaction prices in the private and public markets for AI based enterprises in this time period.

Additionally, as discussed in the section entitled “Proposal 1—The Business Combination Proposal—Background of the Business Combination,” beginning on page 102 of Amendment No. 1, DHC and BEN entered into a non-disclosure agreement in February 2023. In March 2023, BEN and DM Lab entered into a non-binding term sheet. In April 2023 DHC delivered to BEN a non-binding term sheet outlining the material terms of a potential business combination between DHC and BEN. The term sheet provided for a $150 million pre-money equity value of BEN, which valuation did not take into account the proposed DM Lab acquisition. On May 3, 2023, BEN and DM Lab entered into an asset purchase agreement for the DM Lab acquisition which closed on the same date. Given the sequence and timing of the events, there was an inflection point in April 2023 from DHC’s non-binding term sheet and the valuation performed because of the registration process for the sale of DM Lab, the agreed upon value of $1.00 per share between the unrelated parties approximates the fair value at the date of sale.

BEN determined the useful life of the Developed Technology intangible asset by evaluating the following factors:

•	BEN’s expected use of the asset;

•	The expected useful life of BEN’s existing patent portfolio which the useful life of the asset relate; and

•	The effects of obsolescence, demand and competition.

The asset is expected to be BEN’s base platform and the main revenue driver for BEN going forward, which supports a longer useful life. Additionally, the AI platform is continually improving itself and would not be subject to normal technology obsolescence or maintenance costs which supports a longer useful life. The AI platform ensures seamless integration of various AI assistants with the core AI modules allowing for numerous configurations and customization to fit the needs of the clients. As new AI technologies are developed, they can be easily incorporated into the AI platform which allows the use of those new technologies by the AI assistants. BEN considered the planned integration of the intangible asset with our existing patent portfolio which

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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United States Securities and Exchange Commission

December 12, 2023

Page Twelve

has remaining useful lives of approximately 7.5 years at the date of the DM Lab acquisition. BEN also considered the underlying patents supporting the core AI technology which have remaining terms ranging from 6 to 16 years. Given these factors, the Company respectfully advises the Staff that BEN’s management has revised the useful life of the Developed Technology intangible asset to 10 years, as set forth on page F-76 of Amendment No. 1, to be aligned with the useful lives of BEN’s entire patent portfolio.

Note L—Subsequent Events, page F-77

28.

We note your disclosure that you have made progress towards your intention to acquire a company, and that, as of September 2023, you have successfully completed the due diligence process and both parties have executed a definitive purchase agreement. Please provide us with a comprehensive analysis that specifically addresses (i) the remaining steps to complete the merger, (ii) whether the assets and assumed liabilities to be acquired meet the definition of a business, (iii) significance of the acquiree and (iv) whether the consummation of the business acquisition is probable. Refer to Rule 8-04 of Regulation S-X. Please also address the need for pro forma financial information pursuant to Rule 8- 05 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that BEN and a potential target were operating under a non-binding letter of intent (“LOI”). BEN engaged in due diligence and negotiations to get to a definitive agreement that both parties would accept to complete a transaction. BEN’s due diligence efforts resulted in a determination that the original investment and value creation plan as originally developed would not be in the best interests of BEN’s stockholders based on the investment, growth and return on capital assessment. BEN and the potential target could not agree to satisfactory terms and discontinued negotiations. The LOI has since expired. In response to this comment, BEN’s auditors have revised “Note N—Subsequent Events” on page F-82 of Amendment No. 1.

*                *                 *

We thank the Staff for its review of the foregoing. Please do not hesitate to contact Peter Byrne at (212) 479-6778 of Cooley LLP with any questions or comments regarding this letter.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

United States Securities and Exchange Commission

December 12, 2023

Page Thirteen

Sincerely,

/s/ Peter Byrne
Peter Byrne
of COOLEY LLP

cc:	Stephen Krikorian, Securities and Exchange Commission

Austin Pattan, Securities and Exchange Commission

Jan Woo, Securities and Exchange Commission

Christopher Gaertner, Co-Chief Executive Officer, Chief Financial Officer and Director of the Company

Thomas Morgan, Jr., Co-Chief Executive Officer of the Company

Yvan-Claude Pierre, Cooley LLP

Kevin Cooper, Cooley LLP

Matthew L. Fry, Haynes and Boone, LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

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